FORM 4
OMB Approval
OMB Number 3235-0362
Expires: February 1, 1994

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

__ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue. (See Instructions)


1. Name and Address of Reporting Person:                    Sirkis, Samuel
                                                            3135 S.W. Mapp Road
                                                            Palm City, FL 34990
2. Issuer Name and Ticker or Trading Symbol:                Clements Golden Phoenix Enterprises, Inc.
3. IRS or SSN of Reporting Person (Voluntary):
4. Statement for Month/Year:                                02/2001
5. If Amendment, Date of Original:
6. Relation of Reporting Person to Issuer                   X Director
                                                            _ 10% owner
                                                            X Officer (Title): President
                                                            _ Other (Specify)
       X Filed by One Reporting Person.
       _ Filed by more than One Reporting Person.


TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security:                                       Common Stock
2. Transaction Date:                                        02/2001
3. Transaction Code
4. Securities Acquired (A) or Disposed (D): A or D:         D
                                            Amount:        800,000(1)
                                            Price:

5. Amount of Securities Beneficially owned at end
   of Month:                                                0
6. Ownership Form: Direct (D) or Indirect (I):              D
7. Nature of Indirect Beneficial Ownership:                 N/A

*If the form is filed by more than one Reporting Person, see instruction 5(b)(v)
Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.

(1) In February 2001(prior to reverse split of the Company's stock), Mr. Sirkis returned 800,000 shares of the Company's stock to the Company for cancellation.

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.  Title of Derivative Security:                                          Common Stock Warrant
2.  Conversion or Exercise Price of Derivative Security:                   $2.00 per share(2)
3.  Transaction Date (M/D/Y):                                              02/2001
4.  Transaction Code:                                                      A
                          V:
5.  Number of Derivative Securities Acquired (A) or Disposed of (D):       (A)    1
6.  Date Exercisable:                                                      02/2001
     Expiration Date:                                                      02/01/2003
7.  Title of Underlying Securities:                                        Common Stock
    Amount or number of Shares:                                            200,000(2)
8.  Price of Derivative Security:                                          employment compensation
9.  Number of Derivative Securities Beneficially Owned  at end of Month:   1
10. Ownership of Derivative Securities;                                    D
    (D) Direct or (I) Indirect:
11. Nature of Indirect Beneficial Ownership:                               N/A

EXPLANATION OF RESPONSES:

(2) The Common Stock of the Company has recently been subject to a reverse split. Therefore, an adjustment to the underlying securities pursuant to the terms of the warrant has resulted in a reduction from 800,000 shares to 200,000 shares and an adjustment of the purchase price per share has resulted in an increase from $0.50 to $2.00.





/s/ Samuel Sirkis                      Date: April 13, 2001
------------------------------
Samuel Sirkis

**Signature of Reporting Person

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).